UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 2
to
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES ACT OF 1934
FORIAN INC.
(Name of the Issuer)
Forian Inc.
2025 Acquisition Company, LLC
Bravo Merger Sub, Inc.
Max Wygod
Adam Dublin
(Name(s) of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
34630N106
(CUSIP Number of Class of Securities)
Max Wygod
Chief Executive Officer
Forian Inc.
41 University Drive, Suite 400
Newtown, PA
18940
Tel: (267) 225-6263
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
With copies to

Darrick M. Mix Justin A. Santarosa Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103 (215) 979-1227	Creighton Condon Allen Overy Shearman Sterling US LLP 599 Lexington Ave., New York, NY 10022 Tel: (212) 848-7628

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies-  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction-  ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (this “Amendment No. 2”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following persons (each, a “Filing Person”): Forian Inc., a Maryland corporation (“Forian” or the “Company”) and the issuer of the common stock, par value $0.001 per share (each a “Share,” and collectively, “Shares”) that is the subject of the Rule 13e-3 transaction, Bravo Merger Sub, Inc., a Maryland corporation (“Merger Sub”) and a wholly owned subsidiary of 2025 Acquisition Company, LLC, a Delaware limited liability company (“Parent,” and together with Merger Sub, the “Buyer Parties”), Parent, Max Wygod, an individual, and Adam Dublin, an individual. This Amendment No. 2 amends and supplements the Transaction Statement on Schedule 13E-3, filed by Forian with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2026 (together with any amendments and supplements thereto, the “Schedule 13E-3”).
The Schedule 13E-3 relates to the tender offer by the Buyer Parties to acquire all of the outstanding Shares at a purchase price of $2.17 per Share (the “Offer Price”), to the seller in cash, without interest and subject to deduction for any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”). The Offer does not include an offer to purchase any Shares owned by the Buyer Parties as of the commencement of the Offer (each, an “Excluded Company Share”). The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on April 16, 2026, by, amongst others, Parent (as may be amended or supplemented from time to time, the “Schedule TO”).
Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule 13E-3 remains unchanged and is hereby expressly incorporated by reference to the extent relevant to the items in this Amendment No. 2.
This Amendment No. 2 is being filed to amend and supplement the Schedule 13E-3 to reflect the additional disclosure set forth in TO Amendment No. 2 filed concurrently herewith, including the individualized purposes and reasons and fairness statements of each of Max Wygod and Adam Dublin set forth in the Offer to Purchase under “Special Factors and Other Relevant Information—Section 3. Reasons for the Offer” and “Special Factors and Other Relevant Information—Section 5. Position of the Buyer Parties, Max Wygod and Adam Dublin Regarding Fairness of the Offer and the Merger,” which disclosure is incorporated herein by reference.

Item 16.	Exhibits
The following exhibits are filed herewith:

(a)(1)(A)	Offer to Purchase, dated April 16, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent with the SEC on April 16, 2026)*
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent with the SEC on April 16, 2026)*
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Parent with the SEC on April 16, 2026)*
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Parent with the SEC on April 16, 2026)*

(a)(1)(E)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Parent with the SEC on April 16, 2026)*

(a)(1)(F)	Summary Advertisement as published on April 16, 2026, in the New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Parent with the SEC on April 16, 2026)*
(a)(1)(G)	Amendment No. 1 to the Schedule TO, dated May 4, 2026 (incorporated by reference to the Schedule TO filed by Parent with the SEC on May 4, 2026)*
(a)(1)(H)	Amendment No. 2 to the Schedule TO, dated May 7, 2026 (incorporated by reference to the Schedule TO filed by Parent with the SEC on May 7, 2026)*
(a)(2)(A)
Solicitation/Recommendation Statement on Schedule 14D-9, dated April 16, 2026 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on April 16, 2026)*

(a)(5)(A)	Press Release, dated April 3, 2026 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed April 3, 2026).*
(c)(1)	Discussion Materials prepared by Houlihan Lokey to the Special Committee, dated October 28, 2025.*
(c)(2)	Discussion Materials prepared by Houlihan Lokey to the Special Committee, dated December 18, 2025.*
(c)(3)	Discussion Materials prepared by Houlihan Lokey to the Special Committee, dated January 20, 2026.*
(c)(4)	Discussion Materials prepared by Houlihan Lokey to the Special Committee, dated January 28, 2026.*
(c)(5)	Discussion Materials prepared by Houlihan Lokey to the Special Committee, dated February 11, 2026.*
(c)(6)	Discussion Materials prepared by Houlihan Lokey to the Special Committee, dated March 11, 2026.*
(c)(7)	Discussion Materials prepared by Houlihan Lokey to the Special Committee, dated April 2, 2026.*
(d)(1)
Agreement and Plan of Merger, dated April 2, 2026, among the Buyer Parties and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on April 3, 2026).*

(d)(2)
Equity Commitment Letter, dated as of April 2, 2026, by and between Parent and Max Wygod & Emily W Bushnell Co-TTEE Wygod Family Rev LT U/T/A, (incorporated by reference to Exhibit 99.20 to the Schedule 13D/A filed by Parent with the SEC on April 6, 2026).*

(d)(3)
Confidentiality Agreement, dated as of September 29, 2025, by and between Parent and the Company (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed by Parent with the SEC on October 3, 2025).*

(g)	Not applicable.
107	Filing Fee Table*

*	Previously Filed.

SIGNATURES
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 7, 2026

BRAVO MERGER SUB, INC.

By:	/s/ Max Wygod
Name: Max Wygod
Title: Chief Executive Officer

2025 ACQUISITION COMPANY, LLC

By:	/s/ Max Wygod
Name: Max Wygod
Title: Chief Executive Officer

FORIAN INC.

By:	/s/ Max Wygod
Name: Max Wygod
Title: Chief Executive Officer

MAX WYGOD

/s/ Max Wygod

ADAM DUBLIN

/s/ Adam Dublin

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